K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

July 10, 2017

FILED VIA EDGAR

Ms. Lauren Hamill
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Neuberger Berman Income Funds; Post-Effective Amendment No. 128
- Neuberger Berman Core Plus Fund
- 1933 Act File No. 002-85229
- 1940 Act File No. 811-03802
Dear Ms. Hamill:
This letter responds to your comments, discussed in our telephone conversation on June 13, 2017, regarding your review of Post-Effective Amendment No. 127 to the registration statement on Form N-1A for Neuberger Berman Income Funds (the “Registrant”) on behalf of its series Neuberger Berman Core Plus Fund (the “Fund”).  Post-Effective Amendment No. 127 will become effective on July 10, 2017, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).  We expect to file Post-Effective Amendment No. 128 (“PEA 128”) on July 10, 2017, which will become effective on July 10, 2017, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.
Prospectus
Comment 1: Please add disclosure to footnote 3 in the fee table to state that any repayment will not cause the Fund’s operating expenses to exceed the contractual expense limit that is in effect at the time the repayment takes place.
Response:  The Registrant confirms that any recoupment by Neuberger Berman Investment Advisers LLC (the “Manager”) will be based on the lesser of either the expense cap at the time of the waiver or the expense cap at the time of the recoupment.  The Registrant notes that the Fund’s SAI includes this disclosure since it states that the Fund has agreed to repay the Manager out of assets attributable to each of its respective classes for any fees waived by the Manager under the expense limitation or any operating expenses the Manager reimburses in excess of the expense limitation, provided that the repayment does not cause that class' operating expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the

Ms. Lauren Hamill
Division of Investment Management
Securities and Exchange Commission
July 10, 2017

Manager, whichever is lower.  Since this disclosure is already included in the SAI, the Registrant does not believe the additional disclosure is needed in footnote 3 to the fee table.
Comment 2: Please amend the disclosure in the last sentence of footnote 3 of the fee table to indicate that any repayment by the Fund to the Manager must be made within three years of the date on which the Manager waived the expense.  If the disclosure is not amended, please confirm that a conclusion was reached that such repayment is not probable. In this regard, please refer to FAS 5, which discusses accounting for contingencies.
Response: No change was made in response to this comment.  The current disclosure permits the Manager to be repaid within three years after the year in which the expense was incurred.  We note that the 2016 AICPA Audit and Accounting Guide states that the test of whether a contingent amount has to be accrued currently is whether it is both estimable and probable.  The Guide cites the three-year recoupment period as merely an example of an appropriate timeframe.  The Registrant believes that this arrangement does not need to be recorded as a liability since it does not meet the requirements for such an accrual (i.e., it is neither estimable nor probable).  While the amount of expense repayment is more likely to be estimable and probable if the repayment period has a longer duration, the Registrant believes that the amount of expense repayment over a period that ends at the end of the third year after the end of the year in which fees were waived or expenses reimbursed is neither estimable nor probable.
Comment 3:  Please confirm that any dividend and interest expenses relating to short sales will be reflected in the fee table in the line item “Other expenses.”
Response:  The Registrant confirms that any dividend and interest expenses relating to short sales will be reflected in the fee table in the line item “Other expenses.”
Comment 4:  In the fourth paragraph of the “Principal Investment Strategies” section, if accurate, please disclose that the Fund may both buy and sell the derivatives listed in the paragraph.
Response:   The Registrant has made the requested change and has indicated that the Fund may both buy and sell the derivatives disclosed in the fourth paragraph of the “Principal Investment Strategies” section.
Comment 5:  In the eighth paragraph of the “Principal Investment Strategies” section, the disclosure indicates the Fund may engage in active and frequent trading.  If the turnover rate will be over 100% in the first year, please disclose this in the “Portfolio Turnover” section.
Response:  The Registrant has revised the “Portfolio Turnover” section as follows:

Ms. Lauren Hamill
Division of Investment Management
Securities and Exchange Commission
July 10, 2017

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual operating expenses or in the example, affect the Fund’s performance.  The Fund’s annual portfolio turnover rate is expected to exceed 100%.
Comment 6:  If there are any limitations on the Fund’s investments in derivatives, please add disclosure in the “Principal Investment Strategies” section discussing such limitations.
Response:  The Registrant confirms that the Fund does not have a limit on the amount of assets it may invest in derivatives; however, the Registrant confirms that such investments will be in accordance with current SEC guidance regarding segregating assets and/or using covering or offsetting positions.
Comment 7:  Please consider adding risk disclosure for “mortgage-backed securities and other asset-backed securities.”
Response: The Registrant believes that the various disclosures in the Fund’s “Principal Investment Risks” section (e.g., Interest Rate Risk, Credit Risk, Municipal Securities Risk, Lower-Rated Debt Securities Risk, and Prepayment and Extension Risk) address the principal risks associated with the Fund’s investments in mortgage-backed securities and other asset-backed securities, and the Prepayment and Extension Risk specifically refers to “mortgage- or asset-backed securities.”  However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and will determine whether any changes are warranted at that time.
Comment 8:  Please consider revising the “Derivatives Risk” disclosure to focus on the types of derivatives listed in the Fund’s Principal Investment Strategies” section.
Response:  No change was made in response to this comment.  The Registrant believes that the “Derivatives Risk” disclosure in the Fund’s “Principal Investment Risks” and “Additional Information about Principal Investment Risks” sections describe the principal risks associated with the types of derivatives in which the Fund invests as part of its principal investment strategies.
Comment 9:  Please confirm that if the Fund sells credit protection on credit default swaps, it would segregate the full notional amount.
Response: If the Fund sells credit protection on credit default swaps, it currently intends to segregate assets it believes are sufficient to cover the Fund’s potential exposure under the credit default swap.  Specifically, when the Fund is a seller of a credit default swap on a single security, the Fund currently intends to segregate assets sufficient to cover the notional value of the credit default swap.  When the Fund sells a credit default swap on an index with certain

Ms. Lauren Hamill
Division of Investment Management
Securities and Exchange Commission
July 10, 2017

characteristics (i.e., on a broad based index and cash settled swap), the Fund currently intends to segregate assets sufficient to cover the amount that the Fund is “out of the money” based on the current mark-to-market valuation of such swap.  In these instances, the Manager believes the amount that the Fund is “out of the money” more appropriately represents the Fund’s potential exposure to such swap. The Fund also reserves the right to segregate differently in the future upon further guidance, rules, or regulations or if it believes that another approach more appropriately represents the Fund’s exposure.
Comment 10:  Please consider revising the “Principal Investment Risks - Interest Rate Risk” section to provide a statement about the current interest rate environment.
Response:  The Registrant has revised the second paragraph of the Fund’s “Principal Investment Risks - Recent Market Conditions” as follows:
High public debt in the U.S. and other countries creates ongoing systemic and market risks and policymaking uncertainty. Interest rates have been unusually low in recent years in the U.S. and abroad. The Federal Reserve has begun to raise interest rates which, if it continues, may heighten interest rate risk and redemption risk, among other risks, for the Fund. Because there is little precedent for this situation, it is difficult to predict the impact on various markets of a significant rate increase or other significant policy changes, whether brought about by U.S. policy makers or by dislocations in world markets. Rising interest rates may have a negative effect on the value of any municipal bonds held by the Fund, which could subject them to adverse tax treatment in the hands of potential purchasers to the extent they are subject to market discount, as described in “Municipal Securities Risk” above, further lowering their value.
Comment 11:  Please provide the disclosure required by Item 10(a)(1)(iii) of Form N-1A.
Response:  The “Investment Manager” section has been revised to state that “a discussion regarding the basis for the approval of the Fund’s investment advisory and sub-advisory agreements by the Board of Trustees will be available in the Fund’s initial shareholder report.”
Statement of Additional Information (“SAI”)
Comment 12:  Please confirm that the Fund will look through to the holdings of any underlying investment companies to the best of its ability in connection with the industry concentration policy.
Response:  The Registrant believes that it is appropriate to exclude investment companies from the industry concentration policy since the Registrant does not believe that investment companies represent any particular industry. In addition, the Registrant is not aware

Ms. Lauren Hamill
Division of Investment Management
Securities and Exchange Commission
July 10, 2017

of any regulatory requirement to “look-through” to the holdings of underlying investment companies when determining compliance with its own industry concentration policy.
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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473 or Marguerite Laurent at (202) 778-9403.  Thank you for your attention to this matter.
Sincerely, /s/ Franklin H. Na